UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934


                            ADVANCED FINANCIAL, INC.
        -----------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, $0.001 par value per share
       -----------------------------------------------------------------
                         (Title of Class of Securities)


                                    00753J602
        ----------------------------------------------------------------
                                 (CUSIP Number)

                                February 19, 1999
       -----------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

           / /  Rule 13d-1(b)
           /X/  Rule 13d-1(c)
           / /  Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------------------------------------------------
CUSIP NO. 00753J602

-------------------------------------------------------------------
(1)   Names of Reporting Persons
      I.R.S. Identification Nos. of Above Persons (entities only)

           Sequoia Corporation; 48-1153412
-------------------------------------------------------------------
(2)   Check the Appropriate Box if a Member of a Group        (a) /X/
                                                              (b) / /
-------------------------------------------------------------------
(3)   SEC Use Only

-------------------------------------------------------------------
(4)   Citizenship or Place of Organization

      Kansas
-------------------------------------------------------------------
                (5)  Sole Voting Power
                     0
Number of Shares     ----------------------------------------------
Beneficially         (6)  Shared Voting Power
Owned by             722,223
Each                 ----------------------------------------------
Reporting       (7)  Sole Dispositive Power
Person                0
With:                ----------------------------------------------
                (8)  Shared Dispositive Power
                     722,223
-------------------------------------------------------------------
(9)   Aggregate Amount Beneficially Owned By Each Reporting Person

      722,223
-------------------------------------------------------------------
(10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares

      / /
-------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)

      16.05%
-------------------------------------------------------------------
(12)  Type of Reporting Person*

      CO
-------------------------------------------------------------------

                               Page 2 of 8 Pages

-------------------------------------------------------------------
CUSIP NO. 00753J602

-------------------------------------------------------------------
(1)   Names of Reporting Persons
      I.R.S. Identification Nos. of Above Persons (entities only)

      Amy Greif
-------------------------------------------------------------------
(2)   Check the Appropriate Box if a Member of a Group        (a) /X/
                                                              (b) / /
-------------------------------------------------------------------
(3)   SEC Use Only

-------------------------------------------------------------------
(4)   Citizenship or Place of Organization

      United States
-------------------------------------------------------------------
                (5)  Sole Voting Power
                     0
Number of Shares     ----------------------------------------------
Beneficially         (6)  Shared Voting Power
Owned by                  722,223
Each                 ----------------------------------------------
Reporting       (7)  Sole Dispositive Power
Person               0
With:                ----------------------------------------------
                (8)  Shared Dispositive Power
                     722,223
-------------------------------------------------------------------
(9)   Aggregate Amount Beneficially Owned By Each Reporting Person

      722,223 (Includes shares beneficially owned by Sequoia Corporation)
-------------------------------------------------------------------
(10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares

      / /
-------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)

      16.05%  (Includes shares beneficially owned by Sequoia Corporation)
-------------------------------------------------------------------
(12)  Type of Reporting Person*

      IN
-------------------------------------------------------------------

                               Page 3 of 8 Pages

ITEM 1.

      (a)  Name of Issuer:

           Advanced Financial, Inc.

      (b)  Address of Issuer's Principal Executive Offices:

           5425 Martindale
           Shawnee, Kansas  66218

ITEM 2.

      (a)  Name of Person Filing:

           Sequoia Corporation and
           Amy Greif

      (b)  Address of Principal Business Office or, if none, Residence:
           Sequoia Corporation and Amy Greif are located at 8831 Delmar
           Prairie Village, Kansas 66207

      (c)  Citizenship:
           Sequoia Corporation was incorporated in
           Kansas

           Amy Greif is a citizen of the United States

      (d)  Title of Class of Securities:

           Common Stock, $0.001 par value per share

      (e)  CUSIP Number:

           00753J602

ITEM 3. If this statement is filed pursuant to ss.ss.240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

           This statement is not filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c)


                               Page 4 of 8 Pages

ITEM 4.    Ownership.

      (a) Amount Beneficially Owned:  722,223 shares.

          The  record  holder  of  the  shares  is  Sequoia  Corporation.    Amy
          Greif beneficially owns 50% of the outstanding voting securities of Sequoia Corporation.

      (b) Percent of Class:           16.05%

      (c) Number of shares as to which Sequoia Corporation has:

           (i)  sole power to vote or to direct the vote:  0

           (ii) shared power to vote or to direct the vote: 722,223

           (iii)sole power to dispose or to direct the disposition of:
                0

           (iv) shared power to dispose or to direct the disposition of:
                722,223

           Number of shares as to which Amy Greif has:

           (i)  sole power to vote or to direct the vote:  0

           (ii) shared power to vote or to direct the vote: 722,223

           (iii)sole power to dispose or to direct the disposition of:

           (iv) shared power to dispose or to direct the disposition of:
                722,223

ITEM 5.   Ownership of Five Percent or Less of a Class.

          Not applicable.

ITEM 6.   Ownership of More Than Five Percent on Behalf of Another Person.

          Not applicable.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

          Not applicable.


                               Page 5 of 8 Pages

ITEM 8.   Identification and Classification of Members of the Group.

          As President and owner of 50% of the voting securities of Sequoia Corporation, Amy Greif shares with Sequoia Corporation the power to vote, or to direct the vote, and power to dispose, or direct the disposition of the Shares owned by Sequoia Corporation

          EXHIBITS

          Exhibit 1.  Statement of Joint Filing

ITEM 9.   Notice of Dissolution of Group.

          Not applicable.

                               Page 6 of 8 Pages

ITEM 10.   Certification.

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    SEQUOIA CORPORATION

                                    By: /s/ Amy Greif
                                        ---------------------------------------
                                        Amy Greif, President
Dated:  March 1, 1999


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                        /s/ Amy Greif
                                        ---------------------------------------
                                        Amy Greif
Dated:  March 1, 1999


                               Page 7 of 8 Pages

                                  EXHIBIT INDEX
                                 TO SCHEDULE 13G


NO.        DESCRIPTION OF EXHIBIT
---        ----------------------

1.         Statement of Joint Filing




                               Page 8 of 8 Pages